                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of September, 2001.

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F ___
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No  X
                ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

                              SCOTTISH POWER PLC

FORM 6-K: TABLE OF CONTENTS

     1. 2001/02 2/nd/ Quarter Results for period ending, 30 September 2001

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         Scottish Power plc
                         -----------------------
                         (Registrant)

                         By: /s/ Alan McCulloch
                         -----------------------
                         Alan McCulloch
                         Assistant Company Secretary

                         Date of signing November 7, 2001

Announcement Body Information:
2001/02 HALF YEAR RESULTS INCLUDING 2ND QUARTER TO 30 SEPTEMBER 2001

Key Points

-  Refinancing of Southern Water to raise (Pounds)1.9 billion
- Actions to reduce commodity price exposure in US regulated business
- Additional future UK operating cost reductions of (Pounds)40 million in Infrastructure Division

Q2        Q2                                      First        First
                                                  Half         Half
00/01     01/02                                   00/01        01/02
1,463.1   1,605.3     Turnover ((Pounds) million) 2,780.8      3,289.9
223.6     46.7        Operating Profit              444.8        247.0
                      ((Pounds) million)*
134.2     (45.5)      Profit/(loss) before Tax      271.8         59.8
                      ((Pounds) million)*
-          -          Exceptionals (pre-tax)       (120.7)      (120.1)
                      ((Pounds) million)
6.11      (1.37)      Earnings/(loss) per share     12.28         3.53
                      (pence)**
6.51       6.835      Dividends per share           13.02        13.67
                      (pence)

*  Before goodwill amortisation and exceptional items
** Before goodwill amortisation and exceptional items, prior year restated for deferred tax

CHIEF EXECUTIVE'S SUMMARY

The proposed (Pounds)1.9 billion refinancing of Southern Water will successfully complete a significant part of a process, begun in early 2001, to create an integrated international energy and networks company. As part of this process, in addition to refinancing Southern Water, we have sold or closed our retail stores, exited our financial services joint venture, sold our US synthetic fuels business and Thus plc is looking to introduce third party funding to bridge the gap to a cash flow positive position.

We have decided to pursue an innovative capital restructuring of Southern Water which, subject to market and other conditions, will result in approximately (Pounds)1.9 billion of ring-fenced borrowings in Southern Water. This decision follows a detailed review, which concluded that refinancing would release more capital to ScottishPower and offer less execution risk than the sale options identified. The proposed restructuring will allow Southern Water to reduce its cost of capital by funding this efficient level of indebtedness against its regulatory capital value, which was (Pounds)2.1 billion at 31 March 2001. ScottishPower will retain ownership of Southern Water and through this more efficient capital structure will improve the return on its equity. For further details please refer to the Notes to Editors following this statement.

Having taken steps to focus the company, our task now is to deliver steady growth in earnings per share by capitalising on the opportunities afforded by our strong positions in energy and networks in the US and UK.

Following a difficult period for the US Division, we are implementing a series of actions designed to reduce commodity price exposure in our regulated US business and recover through the regulatory process excess net power costs which have already been charged to the profit and loss account. We are also bringing on line new unregulated generating plant during the second half of the year and we continue to deliver the Transition Plan on target.

We are continuing the successful integration of our energy businesses in the UK Division, focused on improving service levels, reducing costs and increasing margins. We have enhanced the flexibility of our generation portfolio by successfully renegotiating the gas contract serving our 715 MW Rye House power station. We have also completed the planned migration of all our residential and small business customers to a single integrated billing system. We expect to see sustained improvements in customer service levels and reductions in cost to serve as we focus on maintaining the quality of our profitable customer base.

We have identified operating cost reductions of (Pounds)40 million by 2003/04, in addition to the (Pounds)140 million of cash savings by 2002/03 already announced in the Infrastructure Division. Southern Water has recently been acknowledged by OFWAT as being one of the most efficient water companies in the UK and we are making good progress towards achieving similar efficiency goals for Power Systems in the UK and Power Delivery in the US.

With the successful completion of a very significant step in the reshaping of the company, our strategic focus is to create shareholder value by continuing to improve the performance of our existing businesses, expand across the energy value chain and to transform and integrate new businesses. This strategic focus is aligned to our stated aim of increasing dividends by 5% per annum to March 2003 and to our strong commitment to earnings growth.

FINANCIAL OVERVIEW

All figures below are before the impact of goodwill amortisation and exceptional items unless otherwise stated. "Half year" relates to the six months to 30 September 2001, and "quarter" relates to the three months to 30 September 2001, unless otherwise stated.

Group turnover for the six months grew by (Pounds)509 million to (Pounds)3,290 million, an increase of 18% on the same period last year. Higher first quarter prices in wholesale markets resulted in the US Division contributing additional revenues of (Pounds)466 million (34%). Turnover within the UK Division rose by (Pounds)5 million due to increased output from new generating plant, offset by lower electricity revenues. Infrastructure Division turnover was (Pounds)12 million ahead of last year reflecting higher use of system volumes whilst sales by Thus increased by (Pounds)35 million mainly through growth in data and telecoms revenues. In the second quarter, turnover increased by (Pounds)142 million to (Pounds)1,605 million, with the US Division contributing revenues of (Pounds)891 million.

Group operating profit fell by (Pounds)198 million to (Pounds)247 million for the first half of the year, and by (Pounds)177 million in the quarter. As advised in our trading statement of 10 September 2001, additional excess net power costs of approximately $300 million have been incurred, which contributed to a (Pounds)185 million reduction in US earnings for the six months. The profits for the UK Division were (Pounds)13 million lower than the first half of last year due to the impact of the first quarter NETA system error and lower electricity market prices. The Infrastructure Division's profits are (Pounds)2 million below the first half of last year with an improved second quarter. Thus has reduced its operating losses by (Pounds)3 million.

Under UK GAAP, all PacifiCorp's net power costs are charged to the profit and loss account when incurred. Under US GAAP, excess net power costs, where approved by regulators, are initially deferred as regulatory assets and recovery is subsequently sought through rate filings. Allowable excess net power costs are only charged to income under US GAAP when regulatory mechanisms for recovery have been established. There is therefore a time lag between the recognition of allowable excess power costs under UK GAAP compared to US GAAP which will benefit future UK GAAP reported earnings.

An exceptional pre-tax charge of (Pounds)120 million was recognised in the first quarter in respect of costs associated with the disposal of and withdrawal from UK Appliance Retailing. In the equivalent period last year, (Pounds)121 million of exceptional costs pre-tax were charged in relation to the implementation of the PacifiCorp Transition Plan. The net interest charge increased by (Pounds)20 million to (Pounds)187 million at the half year as a result of lower US operating profits and the lag in recovering excess net power costs through the US regulatory process, partly offset by lower interest rates. Profit before tax fell by (Pounds)212 million to (Pounds)60 million and the tax charge of (Pounds)13 million represented an effective tax rate (including deferred tax) of 21.5% on profits before goodwill amortisation and exceptional items. In line with our announcement of 10 September 2001, the impact of the additional net power costs on the US Division's profits reduced group earnings by approximately 9 pence with earnings of 3.53 pence compared to 12.28 pence for the six months last year. The loss per share in the quarter was 1.37 pence compared to earnings per share of 6.11 pence for the equivalent period last year.

Free cash flow for the half year was (Pounds)146 million, a reduction of (Pounds)413 million on the same period last year, as a result of lower US operating profits for the period and the impact on working capital of the costs of excess net power. Capital spend in the first six months amounted to (Pounds)613 million compared to (Pounds)486 million in the first half of last year. This included (Pounds)320 million invested in the US Division, of which (Pounds)159 million was invested in new generation assets. A further (Pounds)139 million was invested in Southern Water. Net debt at 30 September 2001 was (Pounds)582 million higher than 31 March 2001 at (Pounds)5,867 million. Gearing (net debt/shareholders' funds) increased to 108%, from 90% at 31 March 2001.

The second quarter dividend of 6.835 pence per share takes the half year dividends to 13.67 pence per share, consistent with our aim of 5% annual increase in dividends to March 2003. The ADS dividend rate will be confirmed in a separate announcement today.

US DIVISION


In line with our strategy, management action in the US Division is focused on improving shareholder value by:

-  maximising recovery of costs through the regulatory process
-  reducing commodity price exposure
- achieving the allowed return on equity of approximately 11% through general rate cases and by delivering the Transition Plan
-  growing an unregulated merchant energy business, PacifiCorp
   Power Marketing

The US Division's operating profits for the six months were (Pounds)20 million, down (Pounds)185 million on the first half of last year. As indicated in our announcement on 10 September 2001 the unprecedented fall in wholesale prices in the western US market caused the US Division to increase its estimate of excess net power costs likely to be incurred in the current year by approximately $300 million, a charge which was reflected in the six months to September 2001.

The increased net power costs resulted in a loss of (Pounds)72 million for the quarter, compared to a profit of (Pounds)114 million in the same period last year. The impact of these costs on the results for the six months has been mitigated in part by regulatory rate increases awarded primarily as a result of increased power costs and a gain in the first quarter on repayment of a loan receivable. In mid-October 2001, the US Division completed the planned disposal of four coal synthetic fuel plants located in Alabama for approximately $45 million with further sums contingent on future operating performance.

Maximising recovery of costs through the regulatory process

At the beginning of the calendar year power prices in the region were high due to increased natural gas prices, low hydro-electric capacity, strong customer demand and the large number of generation plants in the region that were closed for maintenance.

In order to meet our obligation to serve the demand of regulated customers and to avoid excess exposure to spot prices we bought power to cover forward electricity requirements at prices beyond those currently covered by customers' rates. Wholesale prices fell sharply in the summer due to factors such as lower natural gas prices, mild weather, demand side management and conservation programmes, power plants returned from maintenance, new capacity and the Federal Energy Regulatory Commission (FERC) price caps.

Consequently we faced further excess net power costs as unused forward power could no longer be resold in the market at previously anticipated price levels. The bulk of this power was purchased for delivery through the June 2001 to September 2001 period and represents most of the excess net power costs which resulted in an additional charge to this year's earnings. For the six month period PacifiCorp has incurred net power costs of $780 million, of which approximately $470 million is not included in rates. Net excess power costs, not recovered in current rates, are expected to be approximately $520 million for the full year.

In response, our regulatory team in the US is actively pursuing recovery of excess net power costs recorded in deferred accounts. At the end of September 2001, costs held in deferred accounts for recovery are shown in the table below:

           Deferred Power
           Costs            New Permissions
           Nov 00 -         Sought by
State      Sept 01          Sept 01           Status

Oregon     $170m            -                 Awarded $23m per
                                              annum effective Feb
                                              2001. Additional
                                              amounts subject to
                                              outcome of prudency
                                              hearings Mar 2002.

Utah       $104m           $109m              Hearing on $104m re:
                                              Hunter outage set
                                              for Jan 2002.
                                              Commission decision
                                              to allow deferral of
                                              $109m expected early
                                              2002.

Wyoming    $92m            -                  Hearings on proposed
                                              cash recovery of
                                              $47m set for Nov 2001.
                                              Filing for recovery of
                                              additional amounts will occur
                                              subsequently.

Idaho      $37m            -                  Filing for recovery
                                              planned by Dec 2001

TOTAL      $403m           $109m


In Oregon a deferred accounting filing was made with the Oregon Public Utility Commission (OPUC) encompassing power costs since 1 November 2000 that varied from the level set in Oregon rates, including costs to replace lost generation resulting from the Hunter outage. Our request for a 3%, or $23 million per annum, rate increase effective from February 2001 was granted to recover these costs. This 3% rate increase was the then maximum allowed for recovery of deferred costs under Oregon's statutes. These statutes were subsequently changed to allow up to 6% recovery per annum and we subsequently filed, on 21 September 2001, with the commission to increase the level of recovery to the revised full limit of $46 million per annum. On 22 October 2001, this request was suspended pending the outcome of the prudency phase of the proceeding, which is scheduled for completion in March 2002.

In Utah we filed with regulators on 23 August 2001 seeking permission to recover over a 12 month period $104 million in replacement power costs resulting from the Hunter outage. Hearings are set for January 2002. Also in Utah, on 21 September 2001, we filed for permission to defer $109 million of excess net power costs above the level adopted in PacifiCorp's last general rate case.

In Wyoming, following on from the 1 November 2000 filing for deferred accounting treatment of net power costs that vary from costs included in determining retail rates, we filed for recovery of $47 million of deferred excess power costs over a 12 month period. In August 2001, we sought interim relief of $21 million, which was denied and goes to hearing in November 2001. Additional filings will be made to recover the balance of the deferred account after this hearing.

Negotiations are ongoing in California and Washington seeking recovery of excess net power costs.

Reducing commodity price exposure

Improvements are being made in the US Division to better manage volatility and reduce commodity price exposure through the addition of new regulated generation, hedging, and financial products. These activities will provide mitigation against both varying commodity prices and imbalances caused by changes in generation or demand.

Regulatory and other approvals will be sought to install a 120 MW permanent peaking facility in Utah in time to mitigate a portion of next summer's peak demand. We have also purchased the regulated output of a 50 MW wind farm in Wyoming, which is expected to be commissioned in November 2001. In addition, we are working with regulators and stakeholders to develop a longer term Integrated Resource Plan to address future resource needs.

We have implemented hedges to further reduce risks and provide greater financial predictability. For example, hedging mechanisms are in place for the next five years to limit volume and price risks relating to hydroelectric generation availability.

Other steps include measures to hedge load requirements during seasonal and daily peaking periods. Shaped commodity price and volume exchanges with other companies are currently being negotiated to reduce market risks, and we are pursuing further shaped supply for certain areas, such as in Utah, through an extensive and competitive purchasing programme. At a group level, and to further focus the business on risk management, a new energy risk director has been appointed.

In addition to reducing commodity price exposure we are in discussions with regulators to introduce measures such as power cost adjustment mechanisms. In its 7 September 2001 order, the OPUC endorsed an agreement on deferral of net power costs after September 2001. This allows PacifiCorp to defer the difference between 83% of actual net power costs and the new Oregon baseline power cost in tariffs until May 2002. The agreement also allows:

- PacifiCorp to apply to reset the level of ongoing power costs in the rates after May 2002
-  PacifiCorp to propose a permanent power cost recovery mechanism
-  A potential reset to rates effective from 1 January 2002

PacifiCorp has pending a request in Wyoming to create a power cost adjustment mechanism, and is considering similar requests in Utah and Idaho.

Achieving the allowed return on equity of approximately 11% through general rate cases and by delivering the Transition Plan

The table below details general rate cases already filed. General rate cases are designed to set annual revenue on a cost reflective basis so that the allowed return on equity can be achieved.

State      Filed For          Award       Timetable
Oregon     $8m for AFOR*      $8m         Effective from June 2001
           $103m GRC**        $64m        Effective from Sep 2001

Utah       $118m GRC**        $40m        Effective from Sep 2001

Wyoming    $9m GRC**          $9m         Effective from Aug 2001

TOTAL      $238m              $121m


*  Alternative Form of Regulation
** General Rate Case

On 26 June 2001, we received approval from the OPUC for an overall price increase of 1.0%, or $7.6 million, through an annual adjustment as part of the alternative form of regulation (AFOR) process.

In Oregon on 1 November 2000, we requested $160 million in increased revenues relating to increased costs which was subsequently revised to approximately $103 million. On 7 September 2001, the OPUC granted final rate relief of $64.4 million, effective from 10 September 2001, setting the return on equity at 10.75% and increasing the base level of power costs for the PacifiCorp system to $595 million.

On 12 January 2001, we filed in Utah for an increase in revenue of $142 million subsequently revised to $118 million. Concurrent with the initial filing, we also filed a separate petition for an interim rate increase of $70 million, which was granted with effect from 2 February 2001. On 10 September 2001 the Utah Public Service Commission (UPSC) granted a $40.5 million revenue increase against the original filing, $29.5 million lower than the interim rate increase. As a result, we may be required to refund approximately $22 million of revenue collected from February to October 2001. Subsequently, on 2 November 2001, the UPSC granted PacifiCorp approval to put the $40.5 million into permanent rates, as well as to collect a $29 million surcharge in interim rate relief. The UPSC also authorised PacifiCorp to keep $22 million collected in the general rate case to date, subject to offset pending the deferred power costs related to the Hunter outage.

On 9 July 2001, the Wyoming commission granted an annual increase in revenues of $8.9 million, effective from 1 August 2001. On 16 March 2001, we filed with the California commission for an interim increase in revenue of approximately $7.4 million and a decision is pending.

Good progress continues to be made on the Transition Plan, including improved operational performance and cost savings. The Transition Plan is designed to move the business closer to its allowed return on equity. We are on track to achieve targets, established in May 2000 from 1998 levels, of $300 million in operating cost savings and $250 million of reduced regulatory capital expenditure by 2004/05.

Transition Plan manpower reductions remain on target at 549 against our second year end goal of 627. Cumulative operating cost savings at $102 million to date remain on track to enable delivery of the $113 million targeted savings by the year end. Significant improvements are being realised through initiatives such as better contractor management, with central procurement also giving cost savings for items such as vehicles and major equipment purchases. These are being enabled by the introduction of new training centres, customer service improvements and successful labour relations negotiations.

Growing an unregulated merchant energy business, PacifiCorp Power Marketing

PacifiCorp Power Marketing (PPM) brought on line in July 2001 the 484 MW Klamath cogeneration plant, of which it has access to 237 MW. By the end of December 2001, 264 MW of the 300 MW of the Stateline wind plant and 80 MW of plant at West Valley is expected to be available for dispatch. An additional 120 MW at West Valley and 100 MW at Klamath Falls are available to be completed as market conditions warrant. A large majority of the Stateline and Klamath output has already been sold into long-term contracts.

PPM has also recently expanded its activities, pursuing development of natural gas storage and related activities by acquiring development sites for reservoir and salt storage opportunities in western North America. We are also in advanced discussions about new wind development projects which would further build upon PPM's status as one of the largest providers of wind energy in the United States.

UK DIVISION

In the UK Division management actions are dedicated to:

- maximising the value of our generation and supply assets through our commercial and asset backed trading activities
-  adding new generation to our portfolio, at value creating prices
-  improving customer service and reducing cost to acquire and serve customers

The UK Division broke even at the half year at operating profit level, after incurring losses of (Pounds)4 million in the quarter. After allowing for the financial impact of the NETA system error (Pounds)(10 million) reported in the first quarter, the underlying performance within the division for the half year was (Pounds)3 million less than last year due to the impact of falling market prices on generation margins, partly offset by the contribution from the recently acquired 715 MW generation station at Rye House. The underlying performance in energy supply improved by (Pounds)1 million on last year as a result of margin growth.

Maximising the value of our assets through our Commercial and Trading activities

In the UK Division our focus is on maximising the value of our UK energy assets in generation and supply during a period of uncertainty in wholesale energy markets. Significant progress has also been made towards leveraging the benefits from our flexible asset base. Across our whole portfolio we expect to derive a trading contribution in excess of (Pounds)20 million in the current year.

We have successfully concluded a re-negotiation of the gas contract linked to Rye House at a lower future cost than the contract obligations at the time of acquisition. The gas may now be sold out or used elsewhere in our gas portfolio. Rye House's flexibility creates the opportunity for additional value from gas/electricity arbitrage and from selling short term flexibility in the balancing markets.

We have developed our existing controllable loss monitoring equipment at Longannet power station to drive further efficiency gains and so contribute towards improved profitability. We are also planning major improvements at Cruachan, our pumped storage station, to enhance its potential to make a strong contribution in the Balancing Market.

The Northern Ireland Interconnector is currently being commissioned and is expected to enter commercial operation by the end of the year at 250 MW capacity. As one of the main trading parties involved we have already contracted a significant proportion of this capacity and are actively pursuing further opportunities.

ScottishPower's gas storage facility at Hatfield Moors serves to further enhance the flexibility of our commercial trading operations. We are one of the few UK energy companies to have gas storage assets and we are looking to invest in this facility to enhance its performance.

Our existing and proposed developments in renewables, particularly wind, position us well for future trading opportunities in the emerging green market.


New generation at value creating prices

ScottishPower has some 5,000 MW of flexible generation, with a diverse fuel mix of coal, gas, hydro and wind power, with further generation available under contract.

We are in discussion with a number of parties to expand our thermal generation capacity but will do so only at a price we believe would create sufficient value. ScottishPower's UK wind farm capacity, currently at 98 MW with some 500 MW, including 240 MW at Whitelee near Glasgow and 120 MW at Black Law in Lanarkshire, in publicly announced planning or under construction, is well on the way to meeting our target of having 10% of generation capacity from renewable resources by 2010. We believe wind power to be environmentally sound and economically viable.

Improving customer service and reducing costs to acquire

Of our 3.5 million customers, all residential and small business customers have been successfully migrated onto a robust and integrated billing system. The energy focused customer business is well positioned to deliver sustained earnings through improved processes and customer service. Service improvement and scale economies derive from integrated systems and a single billing platform, which few players in the market, other than ScottishPower, have achieved. We will expand our customer base through targeted growth and acquisition but only where we believe this can be done profitably and in a way which creates sufficient shareholder value.

The decision to withdraw from the loss making UK Appliance Retailing business was announced on 18 June 2001 and completed on 8 October 2001, with the disposal of 99 stores to Powerhouse Retail. UK Appliance Retailing is disclosed separately as part of discontinued operations and reported operating losses of (Pounds)9 million at the half year.

INFRASTRUCTURE DIVISION

In the Infrastructure Division management action is focused on:

-  improving relative cost performance in the sector
-  outperforming allowed regulatory returns
-  releasing capital from Southern Water

Operating profits for the Infrastructure Division increased by (Pounds)9 million in the quarter to (Pounds)139 million, as both Power Systems and Southern Water delivered further cost savings and financial benefits from their ongoing restructuring and cost efficiency initiatives. In Power Systems, improved contribution to earnings of (Pounds)9 million at the half year was offset by the impact of the regulatory price reductions (Pounds)(7 million) experienced in the first six months. Southern Water's operating profit of (Pounds)105 million for the six months was (Pounds)4 million lower than last year, due to costs from new capital obligations and increased depreciation.

Improving relative cost performance in the sector

Our primary objective in managing these businesses is to achieve a position on the regulatory efficiency frontier. In parallel we will continue to review the most efficient means of financing these businesses, as we have announced for Southern Water.

In addition to previously announced savings the Infrastructure Division has identified further future operating cost reductions of (Pounds)40 million which are targeted for delivery by 2003/04. The Infrastructure Division also continues to focus its investment strategy to improve the asset bases and strengthen returns in the future.

Outperforming allowed regulatory returns

The recent OFWAT report on Financial Performance confirmed that, in 2000/01, Southern Water had made the largest operating cost reduction in the industry by a significant margin. The report also confirmed that savings over the full five year period, from 1995 to 2000, at three times the industry average, were comfortably the highest in the industry. This positions Southern Water at the regulatory efficiency frontier. The business has also identified an additional (Pounds)7 million of operating cost savings over and above its planned cash savings of (Pounds)67 million.

In response to the Utilities Act we have designed a new structure in Power Systems that meets the regulatory and legislative requirements but which also takes us a step beyond our 'asset manager/service provider' model. 'Asset owner' companies are now in place and a new commercial focus has been established at this interface.

Previous targets of (Pounds)75 million of cash savings are on track. We are now aiming to position Power Systems at the Ofgem efficiency frontier by 2002/03, the benchmark year for the next price review. Through the focus provided by the new structure, we have identified additional initiatives to reduce operating costs by a further (Pounds)33 million by 2003/04. These initiatives include greater focus in the commercial management of our suppliers, ensuring costs are appropriately allocated to capital projects and more effective management of estates. We also continue to progress our new connections joint venture.

Releasing capital from Southern Water

We have decided to pursue an innovative capital restructuring of Southern Water which, subject to market and other conditions, will result in approximately (Pounds)1.9 billion of ring-fenced borrowings in Southern Water. The regulatory capital value of Southern Water at 31 March 2001 was (Pounds)2.1 billion. After leaving approximately (Pounds)125 million of cash reserves in Southern Water, and allowing for expenses, the process would make available in excess of (Pounds)1.7 billion to effect the capital restructuring. Notes to Editors at the end of this release provide more detail of the proposed restructuring.

Thus

In line with expectations, Thus reported operating losses of (Pounds)33 million for the half year, an improvement of (Pounds)3 million on the equivalent period last year. The business saw strong EBITDA improvement, up from negative (Pounds)17 million in the first half of the previous financial year to negative (Pounds)2 million and reported positive EBITDA for the second quarter.

ScottishPower supports Thus' strategy and management. With a reduced total funding requirement in the order of (Pounds)400 million and an existing (Pounds)320 million facility from ScottishPower already in place, Thus is involved in a process to introduce third party funding to bridge the gap to a cash flow positive position and it expects to make a positive announcement on funding before the end of March 2002.

In summary

With the successful completion of a very significant step in the reshaping of the company, our strategic focus is to create shareholder value by continuing to improve the performance of our existing businesses, expand across the energy value chain, and to transform and integrate new businesses. This strategic focus is aligned to our stated aim of increasing dividends by 5% per annum to March 2003 and to our strong commitment to earnings growth.



INVESTOR CALENDAR

14 November 2001    Ordinary and American Depositary Shares go ex-dividend for the 2nd quarter
16 November 2001    Last date for registering transfers to receive 2nd quarter dividend
14 December 2001    2nd quarter dividend payable
31 December 2001    End of 3rd quarter 2001/02
31 January 2002     3rd quarter 2001/02 results announced
6 February 2002     Shares go ex-dividend for the 3rd quarter dividend
15 March 2002       3rd quarter dividend payable
31 March 2002       End of financial year 2001/02
1 May 2002          Preliminary announcement of results for financial year
                    2001/02
8 May 2002          Shares go ex-dividend for the 4th quarter dividend
14 June 2002        4th quarter dividend payable


Notes to Editors

Innovative (Pounds)1.9 Billion Capital Restructuring Of Southern Water

ScottishPower has announced that its subsidiary, Southern Water, intends to undertake a capital restructuring which, subject to market and other conditions, would result in ring-fenced financial borrowings at Southern Water of approximately (Pounds)1.9 billion. This decision follows a detailed review, which concluded that refinancing would release more capital to ScottishPower and offer less execution risk than the sale options identified. The proposed restructuring will allow Southern Water to reduce its cost of capital and release capital to ScottishPower.

Upon completion of the proposed capital restructuring Southern Water expects that it will:

- restructure existing borrowings into a (Pounds)1.9 billion programme of attractive long-term capital market issuance;
- lower its cost of capital by funding this efficient level of indebtedness against its (Pounds)2.1 billion of regulatory capital value at 31 March 2001;
- minimise its financing costs by obtaining a guarantee for a significant portion of this issuance from a leading AAA rated monoline insurer;
- establish cash reserves of approximately (Pounds)125 million and further committed liquidity and capital expenditure facilities; and
- after expenses, make available in excess of (Pounds)1.7 billion to refinance Southern Water's existing borrowings and to finance a capital restructuring dividend to ScottishPower to enable it to pursue its strategic aims.

ScottishPower will continue to own all of the equity in Southern Water and will have the opportunity to improve the return on this equity through this more efficient capital structure.

Preparations for the proposed capital restructuring are well advanced by ScottishPower and its advisors, Credit Suisse First Boston and Freshfields Bruckhaus Deringer. In particular, the proposal has been the subject of:

- extensive discussions with and indicative credit assessments from two major credit rating agencies;
- a conditional underwriting letter from a leading AAA rated monoline insurer who will guarantee a significant portion of the senior debt to be issued in the capital restructuring; and
- detailed discussions with OFWAT resulting in acceptance in principle by the company of appropriate licence modifications.

ScottishPower and Southern Water expect to agree definitive documentation and, subject to satisfaction of the conditions contained in such documentation, to complete the capital restructuring by around the financial year end 2002. A further announcement will be made at the appropriate time.


Safe Harbor

This news release and notes to editors may contain forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary comments and important factors included about forward looking statements in ScottishPower's Annual Report and Form 20-F for the year ended March 31, 2001 under the title "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995". Forward-looking statements are all statements other than statements of historical fact, including without limitation those that are identified by the use of the words "estimates," "expects," "believes," "anticipates" and similar expressions.

Credit Suisse First Boston (Europe) Limited ("CSFB"), which is regulated by The Securities and Futures Authority Limited, has approved the contents of these Notes to Editors and related references in this document to the capital restructuring of Southern Water solely for the purposes of Section 57 of the Financial Services Act 1986.

CSFB is acting exclusively for ScottishPower and no one else in connection with the proposed capital restructuring and will not be responsible to anyone other than ScottishPower for providing the protections afforded to customers of CSFB or for giving advice in relation to the proposed capital restructuring.

Group Profit and Loss Account
for the three months ended 30 September 2001

                                    Three months ended 30 September 2001

                                          Contin-      Discon-
                                           -uing       -tinued
                                          operat-      operat-
                                           -ions        -ions        Total
                                            2001         2001         2001
                                Notes    (Pounds)m    (Pounds)m    (Pounds)m
Turnover:
group and share of
joint ventures                             1,543.5         64.8      1,608.3
Less: share
of turnover
in joint ventures                             (3.0)           -         (3.0)
                                          --------        -----    ---------
Group turnover                      2      1,540.5         64.8      1,605.3
Cost of sales                             (1,251.9)       (51.3)    (1,303.2)
                                          --------        -----    ---------
Gross profit                                 288.6         13.5        302.1
Transmission and
distribution costs                          (118.1)           -       (118.1)
Administrative
expenses
(including goodwill
amortisation)                               (170.7)       (26.2)      (196.9)
Other operating income                         9.8            -          9.8
Utilisation of Appliance
Retailing disposal provision                     -         12.7         12.7
                                          --------        -----    ---------
Operating profit before
goodwill amortisation                         46.7            -         46.7
Goodwill amortisation                        (37.1)           -        (37.1)
                                          --------        -----    ---------
Operating profit                    2          9.6            -          9.6
                                          --------        -----
Share of operating
loss in joint ventures                                                  (1.3)
                                                                   ---------
Profit on ordinary activities
before interest                                                          8.3
Net interest and similar charges
-Group                                                                 (89.1)
-Joint ventures                                                         (1.8)
                                                                   ---------
                                                                       (90.9)
                                                                   ---------
Loss on ordinary activities
before goodwill amortisation
and taxation                                                           (45.5)
Goodwill amortisation                                                  (37.1)
                                                                   ---------
Loss on ordinary activities
before taxation                                                        (82.6)
Taxation                            4                                   10.9
                                                                   ---------
Loss after taxation                                                    (71.7)
Minority interests                                                       9.5
                                                                   ---------
Loss for the period                                                    (62.2)
Dividends                                                             (125.9)
                                                                   ---------
Loss retained                                                         (188.1)
                                                                   ---------
Loss per ordinary share             5                                  (3.39)p
Adjusting item
- goodwill amortisation                                                 2.02 p
                                                                   ---------
Loss per ordinary share
before goodwill amortisation
and deferred tax                                                       (1.12)p
Effect of deferred tax                                                 (0.25)p
                                                                   ---------
Loss per ordinary share
before goodwill
amortisation                        5                                  (1.37)p
                                                                   ---------
Diluted loss per
ordinary share                      5                                  (3.38)p
Adjusting item
- goodwill amortisation                                                 2.02 p
                                                                   ---------
Diluted loss per
ordinary share
before goodwill
amortisation                        5                                  (1.36)p
                                                                   ---------
Dividend per
ordinary share                      6                                  6.835 p
                                                                   ---------

The Notes on pages x to x form part of these Accounts.







Group Profit and Loss Account
for the three months ended 30 September 2000
                                        Three months ended 30 September 2000

                                             Contin-     Discon-
                                              -uing      -tinued
                                             operat-     operat-
                                              -ions       -ions      Total
                                               2000       2000       2000
                              Notes         (Pounds)m   (Pounds)m  (Pounds)m
Turnover:
group and share of
joint ventures
and associates                               1,394.8       70.3     1,465.1
Less: share
of turnover
in joint ventures                               (1.9)         -        (1.9)
Less: share
of turnover
in associates                                   (0.1)         -        (0.1)
                                             -------     ------     -------
Group turnover                    2          1,392.8       70.3     1,463.1
Cost of sales                                 (949.2)     (49.3)     (998.5)
                                             -------     ------     -------
Gross profit                                   443.6       21.0       464.6
Transmission
and distribution
costs                                         (118.1)         -      (118.1)
Administrative
expenses
(including goodwill
amortisation)                                 (136.1)     (25.7)     (161.8)
Other
operating income                                 8.3        0.4         8.7
                                             -------     ------      ------
Operating profit
before goodwill
amortisation                                   227.9       (4.3)      223.6
Goodwill amortisation                          (30.2)         -       (30.2)
                                             -------     ------     -------
Operating profit                  2            197.7       (4.3)      193.4
                                             -------     ------
Share of operating
loss in joint ventures                                                 (1.7)
                                                                    -------
Profit on ordinary
activities before
interest                                                              191.7
Net interest and
similar charges
-Group                                                                (87.4)
-Joint ventures                                                        (0.3)
                                                                    -------
                                                                      (87.7)
                                                                    -------
Profit on ordinary
activities before
goodwill amortisation
and taxation                                                          134.2
Goodwill amortisation                                                 (30.2)
                                                                    -------
Profit on ordinary
activities before
taxation                                                              104.0
Taxation                          4                                   (30.2)
                                                                    -------
Profit after taxation                                                  73.8
Minority interests                                                      7.8
                                                                    -------
Profit for the period                                                  81.6
Dividends                                                            (119.3)
                                                                    -------
Loss retained                                                         (37.7)
                                                                    -------
Earnings per ordinary
share                             5                                    4.46p
Adjusting item
- goodwill amortisation                                                1.65p
                                                                    -------
Earnings per ordinary
share before
goodwill
amortisation
and deferred tax                                                       6.65p
Effect of
deferred tax                                                          (0.54)p
                                                                    -------
Earnings per ordinary
share before
goodwill
amortisation                      5                                    6.11p
                                                                    -------
Diluted earnings per
ordinary share                    5                                    4.44p
Adjusting item
- goodwill amortisation                                                1.64p
                                                                    -------
Diluted earnings per
ordinary share
before goodwill
amortisation                      5                                    6.08p
                                                                    -------
Dividend per
ordinary share                    6                                    6.51p
                                                                    -------

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account
for the three months ended 30 September 2000
                                        Three months ended 30 September 2000

                                             Contin-     Discon-
                                              -uing      -tinued
                                             operat-     operat-
                                              -ions       -ions      Total
                                               2000       2000       2000
                              Notes         (Pounds)m   (Pounds)m  (Pounds)m
Turnover:
group and share of
joint ventures
and associates                               1,394.8       70.3     1,465.1
Less: share
of turnover
in joint ventures                               (1.9)         -        (1.9)
Less: share
of turnover
in associates                                   (0.1)         -        (0.1)
                                             -------     ------     -------
Group turnover                    2          1,392.8       70.3     1,463.1
Cost of sales                                 (949.2)     (49.3)     (998.5)
                                             -------     ------     -------
Gross profit                                   443.6       21.0       464.6
Transmission
and distribution
costs                                         (118.1)         -      (118.1)
Administrative
expenses
(including goodwill
amortisation)                                 (136.1)     (25.7)     (161.8)
Other
operating income                                 8.3        0.4         8.7
                                             -------     ------      ------
Operating profit
before goodwill
amortisation                                   227.9       (4.3)      223.6
Goodwill amortisation                          (30.2)         -       (30.2)
                                             -------     ------     -------
Operating profit                  2            197.7       (4.3)      193.4
                                             -------     ------
Share of operating
loss in joint ventures                                                 (1.7)
                                                                    -------
Profit on ordinary
activities before
interest                                                              191.7
Net interest and
similar charges
-Group                                                                (87.4)
-Joint ventures                                                        (0.3)
                                                                    -------
                                                                      (87.7)
                                                                    -------
Profit on ordinary
activities before
goodwill amortisation
and taxation                                                          134.2
Goodwill amortisation                                                 (30.2)
                                                                    -------
Profit on ordinary
activities before
taxation                                                              104.0
Taxation                          4                                   (30.2)
                                                                    -------
Profit after taxation                                                  73.8
Minority interests                                                      7.8
                                                                    -------
Profit for the period                                                  81.6
Dividends                                                            (119.3)
                                                                    -------
Loss retained                                                         (37.7)
                                                                    -------
Earnings per ordinary
share                             5                                    4.46p
Adjusting item
- goodwill amortisation                                                1.65p
                                                                    -------
Earnings per ordinary
share before
goodwill
amortisation
and deferred tax                                                       6.65p
Effect of
deferred tax                                                          (0.54)p
                                                                    -------
Earnings per ordinary
share before
goodwill
amortisation                      5                                    6.11p
                                                                    -------
Diluted earnings per
ordinary share                    5                                    4.44p
Adjusting item
- goodwill amortisation                                                1.64p
                                                                    -------
Diluted earnings per
ordinary share
before goodwill
amortisation                      5                                    6.08p
                                                                    -------
Dividend per
ordinary share                    6                                    6.51p
                                                                    -------

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account
for the six months ended 30 September 2001

                                      Six months ended 30 September 2001

                                                              Except-
                                                              ional
                                                              item-
                                                   Total      discon
                             Contin-    Discon-    before     -tinued
                             -uing      -tinued    except-    operat
                             operat-    operat-    ional      -ions
                             -ions      -ions      item       (Note 3)
                             2001       2001       2001       2001       2001
                      Notes  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
Turnover:
group and share of
joint ventures
and associates                3,166.2     130.8     3,297.0          -    3,297.0
Less: share
of turnover
in joint ventures                (7.0)        -        (7.0)         -       (7.0)
Less: share
of turnover
in associates                    (0.1)        -        (0.1)         -       (0.1)
                            ---------   -------    --------    -------   --------
Group turnover         2      3,159.1     130.8     3,289.9          -    3,289.9
Cost of sales                (2,438.0)    (99.9)   (2,537.9)         -   (2,537.9)
                            ---------   -------    --------    -------   --------
Gross profit                    721.1      30.9       752.0          -      752.0
Transmission and
distribution costs             (263.2)        -      (263.2)         -     (263.2)
Administrative
expenses
(including
goodwill
amortisation)                  (297.4)    (52.6)     (350.0)         -     (350.0)
Other operating income           20.9         -        20.9          -       20.9
Utilisation of
Appliance Retailing
disposal provision                  -      12.7        12.7          -       12.7
Operating profit
before goodwill
amortisation                    256.0      (9.0)      247.0          -      247.0
Goodwill amortisation           (74.6)        -       (74.6)         -      (74.6)
                            ---------   -------    --------    -------   --------
Operating profit       2        181.4      (9.0)      172.4          -      172.4
Share of operating          ---------   -------
loss in joint ventures                                 (0.2)         -       (0.2)
                                                   --------    -------   --------
                                                      172.2          -      172.2
Provision for loss
on disposal of and
withdrawal from
Appliance Retailing
before goodwill
write back                                                -     (105.0)    (105.0)
Goodwill write back                                       -      (15.1)     (15.1)
                                                   --------    -------   --------
Provision for loss
on disposal of
and withdrawal
from
Appliance Retailing                                       -     (120.1)    (120.1)
                                                   --------    -------   --------
Profit on ordinary
activities before
interest                                              172.2     (120.1)      52.1
Net interest
and similar charges
-Group                                               (183.4)         -     (183.4)
-Joint ventures                                        (3.6)         -       (3.6)
                                                   --------    -------   --------
                                                     (187.0)         -     (187.0)
Profit/(loss) on ordinary
activities before
goodwill amortisation
and taxation                                           59.8     (120.1)     (60.3)
Goodwill amortisation                                 (74.6)         -      (74.6)
                                                   --------    -------   --------
Loss on ordinary
activities before
taxation                                              (14.8)    (120.1)    (134.9)
Taxation               4                              (12.8)      21.0        8.2
                                                   --------    -------   --------
Loss after taxation                                   (27.6)     (99.1)    (126.7)
Minority interests                                 --------    -------       17.8
                                                                         --------
Loss for the period                                                        (108.9)
Dividends                                                                  (251.3)
                                                                         --------
Loss retained                                                              (360.2)
                                                                         --------
Loss per ordinary
share                  5                                                    (5.94)p
Adjusting items
- exceptional item                                                           5.40p
- goodwill amortisation                                                      4.07p
                                                                         --------
Earnings per ordinary
share before
exceptional item,
goodwill
amortisation
and deferred tax                                                             4.21p
Effect of
deferred tax                                                                (0.68)p
                                                                         --------
Earnings per ordinary
share before
exceptional item
and goodwill
amortisation           5                                                     3.53p
                                                                         --------
Diluted loss per
ordinary share         5                                                    (5.92)p
Adjusting items
- exceptional item                                                           5.39p
- goodwill amortisation                                                      4.05p
                                                                         --------
Diluted earnings per
ordinary share
before exceptional
item and goodwill
amortisation           5                                                     3.52p
                                                                         --------
Dividends per
ordinary share         6                                                    13.67p
                                                                         --------

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account
for the six months ended 30 September 2000

                                      Six months ended 30 September 2000

                                                              Except-
                                                              ional
                                                              item-
                                                   Total      contin-
                             Contin-    Discon-    before     uing
                             -uing      -tinued    except-    operat
                             operat-    operat-    ional      -ions
                             -ions      -ions      item       (Note 3)
                             2000       2000       2000       2000       2000
                      Notes  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
Turnover:
group and share of
joint ventures
and associates                2,645.5     139.3     2,784.8          -    2,784.8
Less: share
of turnover
in joint ventures                (3.8)        -        (3.8)         -       (3.8)
Less: share
of turnover
in associates                    (0.2)        -        (0.2)         -       (0.2)
                            ---------   -------    --------    -------   --------
Group turnover         2      2,641.5     139.3     2,780.8          -    2,780.8
Cost of sales                (1,748.1)    (98.6)   (1,846.7)     (62.1)  (1,908.8)
                            ---------   -------    --------    -------   --------
Gross profit                    893.4      40.7       934.1      (62.1)     872.0
Transmission
and distribution
costs                          (256.9)        -      (256.9)     (45.1)    (302.0)
Administrative
expenses
(including
goodwill
amortisation)                  (263.8)    (49.2)     (313.0)     (13.5)    (326.5)
Other
operating income                 20.8       0.4        21.2          -       21.2
                            ---------   -------    --------    -------   --------
Operating profit
before goodwill
amortisation                    452.9      (8.1)      444.8     (120.7)     324.1
Goodwill amortisation           (59.4)        -       (59.4)         -      (59.4)
                            ---------   -------    --------    -------   --------
Operating profit       2        393.5      (8.1)      385.4     (120.7)     264.7
Share of operating          ---------   -------
loss in joint ventures                                 (6.0)         -       (6.0)
                                                   --------    -------   --------
Profit on ordinary
activities before
interest                                              379.4     (120.7)     258.7
Net interest and
similar charges
-Group                                               (166.3)         -     (166.3)
-Joint ventures                                        (0.7)         -       (0.7)
                                                   --------    -------   --------
                                                     (167.0)         -     (167.0)
Profit on ordinary
activities before
goodwill amortisation
and taxation                                          271.8     (120.7)     151.1
Goodwill amortisation                                 (59.4)         -      (59.4)
                                                   --------    -------   --------
Profit on ordinary
activities before
taxation                                              212.4     (120.7)      91.7
Taxation               4                              (61.2)      45.9      (15.3)
                                                   --------    -------   --------
Profit after taxation                                 151.2      (74.8)      76.4
                                                   --------    -------
Minority interests                                                           13.9
                                                                         --------
Profit for the period                                                        90.3
Dividends                                                                  (238.4)
                                                                         --------
Loss retained                                                              (148.1)
                                                                         --------
Earnings per ordinary
share                  5                                                     4.94p
Adjusting items
- exceptional item                                                           4.09p
- goodwill amortisation                                                      3.25p
                                                                         --------
Earnings per ordinary
share before
exceptional item,
goodwill
amortisation
and deferred tax                                                            12.91p
Effect of
deferred tax                                                               (0.63)p
                                                                         -------
Earnings per ordinary
share before
exceptional item
and goodwill
amortisation           5                                                   12.28p
Diluted earnings per
ordinary share         5                                                    4.92p
Adjusting items
- exceptional item                                                          4.07p
- goodwill amortisation                                                     3.23p
                                                                         -------
Diluted earnings per
ordinary share
before exceptional
item and goodwill
amortisation           5                                                   12.22p
                                                                         -------
Dividends per
ordinary share         6                                                   13.02p
                                                                         -------

The Notes on pages x to x form part of these Accounts.

Statement of Total Recognised Gains and Losses for the six months ended 30 September 2001

                                                            Six months ended
                                                              30 September
                                                           2001         2000
                                                        (Pounds)m    (Pounds)m
(Loss)/profit for the period                             (108.9)          90.3
Exchange movement on translation
of overseas results and net assets                       (136.4)         334.6
                                                        -------       --------
Total recognised gains
and losses for the period                                (245.3)         424.9
                                                        -------       --------

Reconciliation of Movements in Shareholders' Funds for the six months ended 30 September 2001

                                                            Six months ended
                                                              30 September
                                                           2001         2000
                                                        (Pounds)m    (Pounds)m
(Loss)/profit for the period                              (108.9)        90.3
Dividends                                                 (251.3)      (238.4)
                                                         -------     --------
Loss retained                                             (360.2)      (148.1)
Exchange movement on
translation of overseas
results and net assets                                    (136.4)       334.6
Share capital issued                                         8.5          1.4
Impairment of goodwill previously
written off to reserves                                     15.1            -
                                                         -------     --------
Net movement in
shareholders' funds                                       (473.0)       187.9
Opening shareholders' funds                              5,893.2      5,563.3
                                                         -------     --------
Closing shareholders' funds                              5,420.2      5,751.2
                                                         -------     --------

The Notes on pages x to x form part of these Accounts.

Group Cash Flow Statement
for the six months ended 30 September 2001

                                                            Six months ended
                                                              30 September
                                                           2001         2000
                                              Notes     (Pounds)m    (Pounds)m
Cash inflow from operating activities             7         352.9        798.7
Dividends received from associates
and joint ventures                                            5.2            -
Returns on investments and
servicing of finance                                       (189.7)      (193.6)
Taxation                                                    (22.7)       (46.3)
---------------------------------------------------      --------     --------
Free cash flow                                              145.7        558.8
Capital expenditure and
financial investment                                       (546.2)      (507.2)
---------------------------------------------------      --------     --------
Cash flow before acquisitions
and disposals                                              (400.5)        51.6
Acquisitions and disposals                                  149.8        687.1
Equity dividends paid                                      (244.8)      (232.5)
---------------------------------------------------      --------     --------
Cash (outflow)/inflow before use of
liquid resources and financing                             (495.5)       506.2
Management of liquid resources                    8        (176.8)        (3.9)
Financing
-Issue of ordinary share capital                              8.5          1.4
-Redemption of preferred stock of PacifiCorp                (69.5)           -
-Increase/(decrease) in debt                      8         826.1       (386.1)
---------------------------------------------------      --------     --------
                                                            765.1       (384.7)
---------------------------------------------------      --------     --------
Increase in cash in period                        8          92.8        117.6
---------------------------------------------------      --------     --------

Free cash flow represents cash flow from operating activities after adjusting for dividends received from associates and joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt for the six months ended 30 September 2001

                                                            Six months ended
                                                              30 September
                                                           2001         2000
                                              Note      (Pounds)m    (Pounds)m
Increase in cash in period                                   92.8        117.6
Cash (inflow)/outflow from (increase)/
decrease in debt                                           (826.1)       386.1
Cash outflow from movement
in liquid resources                                         176.8          3.9
----------------------------------------------------     --------    ---------
Change in net debt resulting
from cash flows                                            (556.5)       507.6
Exchange                                                     78.2       (186.8)
Other non-cash movements                                   (103.5)        (0.4)
----------------------------------------------------     --------    ---------
Movement in net debt in period                             (581.8)       320.4
Net debt at end of previous period                       (5,285.1)    (4,841.5)
----------------------------------------------------     --------    ---------
Net debt at end of period                         8      (5,866.9)    (4,521.1)
----------------------------------------------------     --------    ---------

The Notes on pages x to x form part of these Accounts.

Group Balance Sheet
as at 30 September 2001

                                                            30 September   30 September    31 March
                                                                2001           2000          2001
                                                  Notes      (Pounds)m      (Pounds)m     (Pounds)m
Fixed assets
Intangible assets - goodwill                                    2,679.5        2,413.0     2,840.8
Tangible assets                                                12,065.3       11,083.7    11,920.8
Investments
-Investments in joint ventures:
 Share of gross assets                                            111.6          112.0       118.4
 Share of gross liabilities                                       (73.7)         (82.1)      (74.6)
                                                               --------       --------   ---------
                                                                   37.9           29.9        43.8
-Investments in associates                                          5.0            5.4         5.0
-Other investments                                                244.2          232.6       247.5
                                                               --------       --------   ---------
                                                                  287.1          267.9       296.3
                                                               --------       --------   ---------
                                                               15,031.9       13,764.6    15,057.9
                                                               --------       --------   ---------
Current assets
Stocks                                                            212.3          188.5       215.1
Debtors
- Gross debtors                                                 1,558.2        1,839.1     1,758.2
- Less non-recourse financing                                    (263.5)        (288.4)     (285.7)
                                                               --------       --------   ---------
                                                                1,294.7        1,550.7     1,472.5
Short-term bank and other deposits                                473.8          308.6       230.2
                                                               --------       --------   ---------
                                                                1,980.8        2,047.8     1,917.8
                                                               --------       --------   ---------
Creditors: amounts falling due
within one year
Loans and other borrowings                                     (1,164.8)        (313.9)     (627.9)
Other creditors                                                (2,187.2)      (2,263.3)   (2,375.9)
                                                               --------       --------    --------
                                                               (3,352.0)      (2,577.2)   (3,003.8)
                                                               --------       --------    --------
Net current liabilities                                        (1,371.2)        (529.4)   (1,086.0)
                                                               --------       --------    --------
Total assets less current liabilities                          13,660.7       13,235.2    13,971.9
Creditors: amounts falling due after
more than one year
Loans and other borrowings                                     (5,175.9)      (4,515.8)   (4,887.4)
Provisions for liabilities and charges
-Deferred tax                                                  (1,596.7)      (1,588.5)   (1,625.3)
-Other provisions                                                (747.2)        (617.4)     (778.7)
                                                               --------       --------   ---------
                                                               (2,343.9)      (2,205.9)   (2,404.0)
Deferred income                                                  (532.1)        (467.9)     (501.5)
                                                               --------       --------   ---------
Net assets                                            2         5,608.8        6,045.6     6,179.0
                                                               --------       --------   ---------
Called up share capital                                           925.4          923.9       924.5
Share premium                                                   3,747.3        3,735.1     3,739.7
Revaluation reserve                                               215.4          218.8       217.1
Capital redemption reserve                                         18.3           18.3        18.3
Merger reserve                                                    406.4          406.4       406.4
Profit and loss account                                           107.4          448.7       587.2
                                                               --------       --------   ---------
Equity shareholders' funds                                      5,420.2        5,751.2     5,893.2
Minority interests (including non-equity)                         188.6          294.4       285.8
                                                               --------       --------   ---------
Capital employed                                                5,608.8        6,045.6     6,179.0
                                                               --------       --------   ---------
Net asset value per ordinary share                    5           292.5p         311.2p      318.7p
                                                               --------       --------   ---------

The Notes on pages x to x form part of these Accounts.

Approved by the Board on 7 November 2001 and signed on its behalf by

Charles Miller Smith                       David Nish
Chairman                                   Finance Director

Notes to the Interim Accounts

1  Basis of preparation

(a) These interim Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors' Report and Accounts for the year ended 31 March 2001. As a consequence of the implementation of Financial Reporting Standard 19 'Deferred tax' (FRS 19) within the March 2001 Accounts the comparative figures for the three months and the six months to 30 September 2000 have been restated to reflect this change in accounting policy.

(b) The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page x. The information shown for the year ended 31 March 2001 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2001 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a statement under either Section 237(2) or
Section 237(3) of the Companies Act 1985.

(c) The relevant exchange rates applied in the preparation of these interim Accounts are detailed in Note 12.

2 Segmental information

(a) Turnover by segment

                                       Three months ended 30 September
                            Total              Inter-segment              External
                           turnover               turnover                turnover
                      2001        2000        2001        2000         2001       2000
           Notes   (Pounds)m   (Pounds)m   (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m
United
Kingdom
Generation
and Supply (i)        429.8       428.8          9.5          7.3       420.3       421.5
Infrastructure
 Power
 Systems  (i)         148.7       147.7         92.7        100.4        56.0        47.3
 Southern
 Water    (i)         107.2       103.5          0.1            -       107.1       103.5
Thus     (ii)          73.8        53.3          7.9          9.2        65.9        44.1
                     ------      ------        ------      ------    --------    --------
United Kingdom
total-
continuing
operations                                                              649.3       616.4
                                                                     --------    --------
United
States -
continuing
operations
PacifiCorp            891.2       776.4            -           -        891.2       776.4
                     ------      ------        ------      ------    --------    --------
Total
continuing
operations                                                            1,540.5     1,392.8
                                                                     --------    --------
United Kingdom -
discontinued
operations
Appliance
Retailing (i)          65.3        72.0           0.5         1.7        64.8        70.3
                     ------      ------        ------      ------    --------    --------
Total    (iii)                                                        1,605.3     1,463.1
                                                                     --------    --------

                                          Six months ended 30 September
                        Total              Inter-segment            External
                       turnover              turnover               turnover
                  2001        2000        2001       2000       2001       2000
         Notes  (Pounds)m  (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m  (Pounds)m
United
Kingdom
Generation
and Supply (i)      911.3      903.5       19.4         16.2      891.9       887.3
Infrastructure
 Power
 Systems  (i)       300.5      318.7      188.3        214.3      112.2       104.4
 Southern
 Water    (i)       213.0      208.3        0.5          0.4      212.5       207.9
Thus     (ii)       140.8      103.9       15.9         14.0      124.9        89.9
                  -------    -------      ------      ------   --------    --------
United Kingdom
total-
continuing
operations                                                      1,341.5     1,289.5
                                                               --------    --------
United
States -
continuing
operations
PacifiCorp        1,817.6    1,352.0          -           -     1,817.6     1,352.0
                  -------    -------      ------      ------   --------    --------
Total
continuing
operations                                                      3,159.1     2,641.5
                                                               --------    --------
United
Kingdom -
discontinued
operations
Appliance
Retailing  (i)      132.4      143.0        1.6          3.7      130.8       139.3
                  -------    -------      ------      ------   --------    --------
Total    (iii)                                                  3,289.9     2,780.8
                                                               --------    --------

(b) Operating profit/(loss) by segment

                                            Three months ended 30 September
                    Before                                 Before
                   goodwill     Goodwill                  goodwill     Goodwill
                   amortis-     amortis-                  amortis-     amortis-
                     ation       ation                     ation        ation
                     2001         2001          2001        2000         2000        2000
          Notes   (Pounds)m    (Pounds)m     (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m
United
Kingdom
Generation
and Supply  (i)        (3.8)       (1.2)         (5.0)          0.6           -         0.6
Infrastructure
 Power
 Systems    (i)        85.7           -          85.7          78.1           -        78.1
 Southern
 Water      (i)        53.3           -          53.3          52.3           -        52.3
Thus        (ii)      (16.2)       (0.6)        (16.8)        (17.5)       (0.6)      (18.1)
                    -------     -------      --------       -------     -------     -------
United Kingdom
total-
continuing
operations            119.0        (1.8)        117.2         113.5        (0.6)      112.9
                    -------     -------      --------       -------     -------     -------
United
States -
continuing
operations
PacifiCorp            (72.3)      (35.3)       (107.6)        114.4       (29.6)       84.8
                    -------     -------      --------       -------     -------     -------
Total
continuing
operations             46.7       (37.1)          9.6         227.9       (30.2)      197.7
                    -------     -------      --------       -------     -------     -------
United Kingdom -
discontinued
operations
Appliance
Retailing   (i)           -           -             -          (4.3)          -        (4.3)
                    -------     -------      --------       -------     -------     -------
Total                  46.7       (37.1)          9.6         223.6       (30.2)      193.4
                    -------     -------      --------       -------     -------     -------

                                  Six months ended 30 September

                                                Before
                                                goodwill
                                                amortis-
                                                ation
               Before                           and
               goodwill   Goodwill              except-    Goodwill   Except-
               amortis-   amortis-              ional      amortis-   ional
               ation      ation                 item       ation      item
               2001       2001       2001       2000       2000       2000       2000
       Notes   (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
United
Kingdom
Generation
and Supply (i)     0.4      (2.4)       (2.0)       13.2         -          -        13.2
Infrastructure
 Power
 Systems   (i)   162.8         -       162.8       160.7         -          -       160.7
 Southern
 Water     (i)   105.2         -       105.2       109.1         -          -       109.1
Thus      (ii)   (32.8)     (1.2)      (34.0)      (35.6)     (1.2)         -       (36.8)
                ------     ------     ------      ------    ------      -----      ------
United
Kingdom
total-
continuing
operations       235.6      (3.6)      232.0       247.4      (1.2)         -       246.2
                ------    ------      ------      ------    ------      -----      ------
United
States -
continuing
operations
PacifiCorp        20.4     (71.0)      (50.6)      205.5     (58.2)    (120.7)       26.6
                ------    ------      ------      ------    ------     ------      ------
Total
continuing
operations       256.0     (74.6)      181.4       452.9     (59.4)    (120.7)      272.8
                ------     ------     ------      ------    ------     ------      ------
United Kingdom -
discontinued
operations
Appliance
Retailing (i)     (9.0)        -        (9.0)       (8.1)        -          -        (8.1)
                ------     -----      ------      ------   -------     ------      ------
Total            247.0     (74.6)      172.4       444.8     (59.4)    (120.7)      264.7
                ------     -----      ------      ------   -------     ------      ------

(c) Net assets by segment
                                        30 Sept     30 Sept    31 March
                                         2001        2000        2001
                               Notes   (Pounds)m   (Pounds)m   (Pounds)m
United Kingdom
Generation and Supply           (i)        737.4       331.2       683.9
Infrastructure
 Power Systems                  (i)      2,057.0     1,933.0     1,873.6
 Southern Water                 (i)      1,879.7     1,728.9     1,832.9
Thus                            (ii)       264.9       348.3       308.1
                                       ---------   ---------   ---------
United Kingdom total-
continuing operations                    4,939.0     4,341.4     4,698.5

United States -
continuing
operations
PacifiCorp                               7,297.1     7,226.0     7,562.0
                                       ---------   ---------   ---------
Total continuing operations             12,236.1    11,567.4    12,260.5
                                       ---------   ---------   ---------
United Kingdom -
discontinued
operations
Appliance Retailing             (i)        (47.0)       62.4        55.6
                                       ---------   ---------   ---------
Unallocated net liabilities     (iv)    (6,580.3)   (5,584.2)   (6,137.1)
                                       ---------   ---------   ---------
Total                                    5,608.8     6,045.6     6,179.0
                                       ---------   ---------   ---------

 (i) The segmental information has been presented on the same basis as the quarterly Accounts for the three months ended 30 June 2001. This is different from the segments presented in the prior year's interim Accounts. The former Generation Wholesale and Energy Supply segments have been combined and the former Other segment (other than Appliance Retailing) has been absorbed into the new UK business segments. Prior year comparatives have been restated accordingly. The previously reported turnover, operating profit and net assets of the Other segment have been allocated as follows:

                      Three months ended    Six months ended
                       30 Sept 2000            30 Sept 2000
                     Exter      Oper        Exter      Oper     30 Sept    31 March
                     -nal      -ating       -nal      -ating       2000      2001
                     turn       pro-        turn       pro-         Net      Net
                    -over       fit        -over       fit       assets     assets
                  (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
 United Kingdom
 Generation
 and Supply          10.2       (6.6)        16.5       (5.2)      34.2       27.9
 Infrastructure
  Power Systems         -       12.0          8.2       15.0       11.7        2.3
  Southern Water        -       (1.3)         0.6       (0.2)       2.1        1.5
 Appliance
 Retailing           70.3       (4.3)       139.3       (8.1)      62.4       55.6
                   ------      -----       ------      -----     ------      -----
 Other total         80.5       (0.2)       164.6        1.5      110.4       87.3
                   ------      -----       ------      -----     ------      -----

 (ii) The segment previously described as 'Telecoms' has been re-designated 'Thus' as historical data for this segment no longer includes data relating to other telecoms operations disposed in prior years.

 (iii) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

 (iv) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

 3 Exceptional items

 An exceptional charge of (Pounds)120.1 million in the six months ended 30 September 2001, recognised after operating profit, relates to the provision for loss on disposal of and withdrawal from the group's Appliance Retailing operations. This charge includes (Pounds)15.1 million of goodwill previously written off to reserves. The pre-goodwill provision of (Pounds)105.0 million comprises asset impairments of (Pounds)54.2 million and provisions for trading losses and closure costs of (Pounds)50.8 million, of which (Pounds)21.8 million had been incurred by 30 September 2001.

 An exceptional charge of (Pounds)120.7 million in the six months ended 30 September 2000, recognised in arriving at operating profit, related to the cost of the Transition Plan for PacifiCorp announced on 4 May 2000 and primarily represents severance and related costs for approximately 1,600 employees.

 4 Taxation

 The charge for taxation, including deferred tax, for the six months ended 30 September 2001 reflects the anticipated effective rate for the year ending 31 March 2002 of 21.5% on the profit before goodwill amortisation, exceptional items and taxation. The charge for taxation for the six months ended 30 September 2000 was based on an effective rate of 22.5%.

 5 (Loss)/earnings and net asset value per ordinary share

(a)(Loss)/earnings per ordinary share have been calculated for all periods by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

                                  Three months ended      Six months ended
                                     30 September           30 September
                                   2001       2000        2001        2000
(Loss)/profit for the period
((Pounds) million)                 (62.2)      81.6      (108.9)       90.3
Basic weighted average
share capital
(number of shares, million)      1,835.6    1,829.1     1,834.5     1,828.7
Diluted weighted average
share capital
(number of shares, million)      1,840.7    1,837.4     1,839.9     1,837.1
                                 -------    -------     -------     -------

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group's Employee Share Ownership Plan.

(b)The calculation of (loss)/earnings per ordinary share, on a basis which excludes exceptional items and goodwill amortisation, is based on the following adjusted (loss)/earnings:

                                   Three months ended       Six months ended
                                       30 September           30 September
                                    2001        2000        2001        2000
                                  (Pounds)m  (Pounds)m    (Pounds)m   (Pounds)m
(Loss)/profit
for the period                      (62.2)      81.6       (108.9)       90.3
Adjusting items
- exceptional items
(net of attributable taxation)          -          -         99.1        74.8
- goodwill amortisation              37.1       30.2         74.6        59.4
                                    -----      -----       ------       -----
Adjusted (loss)/earnings            (25.1)     111.8         64.8       224.5
                                    -----      -----       ------       -----

Adjusted(loss)/earnings per share has been presented in addition to
(loss)/earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

(Loss)/earnings per share disclosures have been expanded to show the effect of deferred tax on (loss)/earnings per share before exceptional items and goodwill amortisation. The deferred tax charge on pre-exceptional profits amounted to (Pounds)4.5 million for the three months ended 30 September 2001, (Pounds)12.5 million for the six months ended 30 September 2001, (Pounds)9.8 million for the three months ended 30 September 2000 and (Pounds)11.5 million for six months ended 30 September 2000.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective periods (after adjusting for the effect of shares held in trust for the group's Sharesave Schemes and Employee Share Ownership Plan):

                                              30 Sept  30 Sept  31 March
                                                2001     2000      2001
Net assets (as adjusted)((Pounds) million) 5,383.1 5,698.0 5,841.9 Number of ordinary shares in issue at the period end (as adjusted)
(number of shares, million)                   1,840.2  1,830.7   1,833.0
                                              -------  -------   -------

6 Dividends per ordinary share

The second interim dividend of 6.835 pence per ordinary share is payable on 14 December 2001 to shareholders on the register at 16 November 2001. This dividend, together with the first interim dividend for the quarter ended 30 June 2001 of 6.835 pence per ordinary share, represents total dividends of 13.67 pence per ordinary share for the first half of the financial year. In the previous year, a second interim dividend of 6.51 pence was declared for the quarter ended 30 September 2000, representing total dividends of 13.02 pence per ordinary share for the first half of the financial year.

7 Reconciliation of operating profit to net cash inflow from operating activities

                                                           Six months ended
                                                             30 September
                                                         2001            2000
                                                       (Pounds)m       (Pounds)m
Operating profit                                         172.4           264.7
Depreciation and amortisation of goodwill                360.5           284.7
Loss/(profit) on sale of tangible fixed assets
and disposal of businesses                                 0.7           (16.6)
Release of deferred income                                (8.9)           (7.7)
Movements in provisions for
liabilities and charges                                  (68.9)           93.4
(Increase)/decrease in stocks                            (10.7)            8.7
Decrease/(increase) in debtors                            28.6           (44.1)
(Decrease)/increase in creditors                        (120.8)          215.6
                                                     ---------        --------
Net cash inflow from operating activities                352.9           798.7
                                                     ---------        --------

8 Analysis of net debt

                                                                       Other        At
                                    At                                 non-        Sept
                                  1 April                              cash      -ember
                                    2001     Cash flow    Exchange    changes      2001
                                 (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m
Cash at bank                       139.7        70.9         (4.1)          -       206.5
Overdrafts                         (52.5)       21.9          0.8           -       (29.8)
                                              ------
                                                92.8
Debt due after 1 year           (4,868.3)     (261.3)        74.4      (102.2)   (5,157.4)
Debt due within 1 year            (575.4)     (564.8)         6.5        (1.3)   (1,135.0)
Finance leases                     (19.1)          -          0.6           -       (18.5)
                                              ------
                                              (826.1)
Other deposits                      90.5       176.8            -           -       267.3
                                --------      ------      -------      ------    --------
Total                           (5,285.1)     (556.5)        78.2      (103.5)   (5,866.9)
                                --------      ------      -------      ------    --------

'Other non-cash changes' to net debt represents amortisation of finance costs of (Pounds)0.4 million, finance costs of (Pounds)2.6 million representing the effects of the Retail Price Index (RPI) on bonds carrying an RPI coupon and the recognition of the share of debt in joint arrangements of (Pounds)100.5 million.

9 Southern Water Services Limited - Interim results for the six months ended 30 September 2001

This note is included to comply with assurances given to OFWAT at the time of the acquisition of Southern Water plc to supply financial information for Southern Water Services Limited, the regulated business.

                                                                   Six months ended
                                                                     30 September
                                                    Notes          2001        2000
                                                     (a)        (Pounds)m   (Pounds)m
Summarised Profit and Loss Account

Company turnover from continuing operations                         212.4       207.3
                                                                ---------   ---------
Profit on ordinary activities before interest                       105.9       109.5
Net interest payable                                                (38.3)      (33.4)
                                                                ---------   ---------
Profit on ordinary activities before taxation                        67.6        76.1
Taxation                                                            (21.1)      (18.5)
                                                                ---------   ---------
Profit after taxation                                                46.5        57.6
                                                                ---------   ---------
Earnings per share ((Pounds) per ordinary share)     (b)            830.4     1,028.6
                                                                ---------   ---------

Summarised Balance Sheet

                                                        30          30           31
                                                    September   September      March
                                          Note         2001        2000         2001
                                           (a)      (Pounds)m   (Pounds)m    (Pounds)m
Fixed assets                                          2,428.9     2,234.9     2,340.6
Net current liabilities                                (607.2)     (581.4)     (618.3)
Creditors: amounts falling
due after more than one year
Loans and other borrowings                             (680.3)     (594.1)     (637.9)
Provisions for liabilities
and charges
- Deferred tax                                         (341.7)     (328.8)     (331.7)
- Other                                                  (3.1)       (3.1)       (3.1)
Deferred income                                         (36.6)      (35.3)      (36.1)
                                                    ---------   ---------   ---------
Net assets                                              760.0       692.2       713.5
                                                    ---------   ---------   ---------
Share capital                                             0.1         0.1         0.1
Share premium account
and reserves                                            759.9       692.1       713.4
                                                    ---------   ---------   ---------
Capital employed                                        760.0       692.2       713.5
                                                    ---------   ---------   ---------

Summarised Cash Flow Statement

                                                    Six months ended
                                                      30 September
                                                    2001        2000
                                                 (Pounds)m   (Pounds)m
Cash inflow from operating activities                 68.9       136.6
Net dividends and interest                           (51.2)       (1.3)
                                                 ---------   ---------
Free cash flow                                        17.7       135.3
Capital expenditure                                 (140.9)     (148.5)
Other items                                            2.0         0.7
                                                 ---------   ---------
Net cash outflow before financing                   (121.2)      (12.5)
                                                 ---------   ---------
Financing
New loans                                            130.1        32.1
Repayment of loans                                    (7.2)      (11.8)
                                                 ---------   ---------
Net cash inflow from financing                       122.9        20.3
                                                 ---------   ---------

Increase in cash                                       1.7         7.8
                                                 ---------   ---------

(a) Disclosure of information
The summarised profit and loss account and balance sheet for Southern Water Services Limited have been prepared on the same basis as those for the Scottish Power plc interim Accounts as disclosed in Note 1.

(b) Earnings per ordinary share
Earnings per ordinary share have been calculated by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

                                                    Six months ended
                                                      30 September
                                                    2001        2000

Profit for the period ((Pounds) million)            46.5        57.6
Weighted average share capital
(number of shares, million)                        0.056       0.056
                                                  ------      ------

10 Summary of differences between UK and US Generally Accepted Accounting Principles ('GAAP')

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to (loss)/profit for the financial period and equity shareholders' funds are set out in the tables below.

(a)Reconciliation of (loss)/profit for the financial period to US GAAP:

                                                    Six months ended
                                                      30 September
                                                    2001        2000
                                                 (Pounds)m   (Pounds)m
(Loss)/profit for the financial period
under UK GAAP                                       (108.9)       90.3
US GAAP adjustments:
Amortisation of goodwill                             (11.7)      (18.0)
US regulatory assets                                 133.2           -
Pensions                                              (1.3)       43.4
Depreciation on
revaluation uplift                                     1.7         1.7
Decommissioning and mine
reclamation liabilities                              (14.0)      (15.9)
PacifiCorp Transition Plan costs                      (9.9)      117.3
FAS 133 adjustments                                   14.3           -
Other                                                  2.6        (9.2)
                                                 ---------   ---------
                                                       6.0       209.6

Deferred tax effect of
US GAAP adjustments                                  (44.5)      (51.0)
                                                 ---------   ---------
(Loss)/profit for the financial
period under US GAAP before
cumulative adjustment for FAS 133                    (38.5)      158.6
Cumulative adjustment for FAS 133                    (61.6)          -
                                                 ---------   ---------
(Loss)/profit for the financial period
under US GAAP                                       (100.1)      158.6
                                                 ---------   ---------
(Loss)/earnings per share
under US GAAP                                        (2.10)p      8.67p
                                                 ---------   ---------
Diluted (loss)/earnings per share
under US GAAP                                        (2.09)p      8.63p
                                                 ---------   ---------

Earnings per share under US GAAP have been calculated before the cumulative adjustment for FAS 133.

As permitted under UK GAAP, (loss)/earnings per share have been presented including and excluding the impact of exceptional items and goodwill amortisation to provide an additional measure of underlying performance. In accordance with US GAAP, (loss)/earnings per share have been presented above based on US GAAP earnings, without adjustments for the impact of exceptional items and goodwill amortisation. Such additional measures of underlying performance are not permitted under US GAAP. The inclusion of exceptional items in the determination of (loss)/earnings per share in accordance with US GAAP decreased earnings by (Pounds)96.5 million or 5.26 pence per share for the six months ended 30 September 2001. The inclusion of goodwill amortisation decreased earnings by (Pounds)86.3 million or 4.70 pence per share for the six months ended 30 September 2001 and by (Pounds)77.4 million or 4.23 pence per share for the six months ended 30 September 2000.

(b)Effect on equity shareholders' funds of differences between UK GAAP and US
GAAP:
                                             30           30          31
                                             September    September   March
                                             2001         2000        2001
                                             (Pounds)m    (Pounds)m   (Pounds)m

Equity shareholders' funds under UK GAAP        5,420.2     5,751.2     5,893.2
US GAAP adjustments:
Goodwill                                        1,334.8     1,349.9     1,349.9
Business combinations                            (182.9)       15.7      (188.7)
Amortisation of goodwill                         (181.5)     (154.4)     (172.7)
ESOP shares held in trust                         (37.1)      (53.2)      (51.1)
US regulatory assets                              965.3       388.4       661.2
Pensions                                          243.0       193.3       245.0
Dividends                                         125.9       119.3       119.4
Revaluation of fixed assets                      (229.0)     (229.0)     (229.0)
Depreciation on revaluation uplift                 13.6        10.2        11.9
Decommissioning and mine
reclamation liabilities                            66.2        95.5        82.5
PacifiCorp Transition Plan costs                  103.7       121.9       117.2
FAS 133 adjustment                               (317.7)          -           -
Other                                              13.9         6.4        12.1
Deferred tax:
 Effect of US GAAP adjustments                   (292.8)     (291.0)     (351.0)
 Effect of differences in methodology             (27.2)      (32.4)      (37.0)
                                                -------     -------     -------
Equity shareholders' funds under US GAAP        7,018.4     7,291.8     7,462.9
                                                -------     -------     -------

FAS 133 'Accounting for Derivative Instruments and Hedging Activities' was effective for the group from 1 April 2001. The statement establishes accounting and reporting standards that require every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. Changes in the derivative's fair value will be recognised concurrently in earnings unless specific hedge accounting criteria are met.

The effect of adopting FAS 133 on earnings and equity shareholders' funds is included in the UK GAAP to US GAAP reconciliations as shown above. The total FAS 133 adjustment included within equity shareholders' funds of (Pounds)317.7 million at 30 September 2001 is offset by (Pounds)235.1 million included within US regulatory assets relating to PacifiCorp's regulated activities which have been deferred as a regulatory asset under FAS 71 on the basis of applications to Public Utility Commissions to adopt this accounting treatment.

11 Contingent liabilities

There have been no material changes to the group's contingent liabilities disclosed in the Annual Report and Accounts 2001.

12. Exchange rates
The exchange rates applied in the preparation of the interim Accounts were as follows:
                                           Six months ended
                                             30 September
                                         2001            2000

Average rate for quarters ending
30 June                             $1.42/(Pounds)  $1.53/(Pounds)
30 September                        $1.44/(Pounds)  $1.48/(Pounds)
                                    -------------   -------------
Closing rate as at 30 September     $1.47/(Pounds)  $1.48/(Pounds)
                                    -------------   -------------

The closing rate for 31 March 2001 was $1.42/(Pounds).

Independent Review Report to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information set out on pages x to x. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 September 2001 and for the six months ended 30 September 2001.

PricewaterhouseCoopers
Chartered Accountants
Glasgow
7 November 2001